OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-52998

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Transdel Pharmaceuticals, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
4275 Executive Square, Suite 230

Address of Principal Executive Office (Street and Number)
La Jolla, CA 92037

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Transdel Pharmaceuticals, Inc. (the “Company”) is not able to file its 10-K for year ended December 31, 2010 in a timely manner due to a shortage of funds to pay for the audit of its financial statements by its independent registered public accounting firm. The Company is in the process of exploring strategic alternatives aimed at enhancing shareholder value and securing funds to support its future operations, including the completion of the audit of its financial statements for the fiscal year ended on December 31, 2010. There can be no assurance that the exploration of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John Lomoro	(858)	457-5300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a decrease in its net loss for the year ending December 31, 2010 compared to the year ended December 31, 2009. The primary reason for the decrease is due to a significant decrease of activities for the Phase 3 study of TDLP-110 (aka Ketotransdel®). During the same period in the prior year, the Phase 3 study for TDLP-110 was on-going and therefore, the Company recognized over $2 million of expenses related to the study during that period. The expenses were primarily for the investigator payments owed to the clinical sites for the patients they enrolled in the study and the fees incurred by the Company’s contract research organization for their services provided in conducting the study. During the fiscal year 2010, the Company disclosed this related financial information in their Quarterly Report on Form 10-Q for the quarter ending September 30, 2010, as filed with the Securities and Exchange Commission on November 8, 2010. The fiscal year 2010 expenses and net loss will be reported when the Company finalizes their fiscal year 2010 financial statements that they anticipate filing on or before April 15, 2011.

Transdel Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
Transdel Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ John Lomoro

Name: John Lomoro
Title: Chief Financial Officer